SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 20, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

20 December 2013

TO:
Australian Securities Exchange
London Stock Exchange

CC:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of
Persons Discharging Managerial Responsibility
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities:
BHP Billiton Limited ABN 49 004 028 027
BHP Billiton Plc REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities:
Mr T Cutt
Date of last notice:
23 August 2013
Date issuer informed of transaction:
19 December 2013
Date and place of transaction:
19 December 2013 (place of transaction not applicable)
Nature of transaction:
Award of Performance Shares under the Long Term Incentive Plan (“LTIP”), of Deferred Shares under the Group Short Term Incentive Plan (“GSTIP”) and of GMC Transitional Awards.

Part 1 – Change of relevant interests in securities
Included in this Part are:
-in the case of a trust, interests in the trust made available by the responsible entity of the trust;
-details of the circumstance giving rise to the relevant interest;
-details and estimated valuation if the consideration is non-cash; and
-changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
—
Nature of indirect interest (including registered holder):
—
Date of change:
—
No. of securities held prior to change:
—
Class:
—
Number acquired:
—
Number disposed:
—
Value/Consideration:
—
No. of securities held after change:
—
Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
—
Any additional information:
Mr Cutt has a direct interest in 35,295 ordinary shares in BHP Billiton Limited.
Mr Cutt has an indirect interest in 144 ordinary shares in BHP Billiton Limited (held as 72 BHP Billiton Limited ADRs) and 66 ordinary shares in BHP Billiton Limited held by Computershare Nominees on behalf of Shareplus participants as Acquired Shares under the scheme. Shareplus is an all employee share purchase plan of the BHP Billiton Group.
Mr Cutt also holds an indirect interest in 736 ordinary shares in BHP Billiton Limited (held as 368 BHP Billiton Limited ADRs) held by Merrill Lynch, and they are held on behalf of Mr Cutt as beneficial owner.
No change to these interests

Part 2–Change of interests in contracts other than as described in Part 3
Included in this Part are:
-only details of a contract in relation to which the interest has changed; and
-details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder (if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3 – Change of interests in options or other rights granted by the entities
Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
19 December 2013
Period during which or date on which exercisable:
LTIP Performance Shares
– August 2018
GSTIP Deferred Shares
– August 2015
Transitional GMC Awards
– August 2016 (Tranche One)
– August 2017 (Tranche Two)
Total amount paid (if any) for the grant:
—
Description of securities involved (class; number)
102,176 Performance Shares (BHP Billiton Limited) under the LTIP
10,637 Deferred Shares (BHP Billiton Limited) under the GSTIP
18,245 Transitional GMC Awards (Tranche One) (BHP Billiton Limited)
18,245 Transitional GMC Awards (Tranche Two) (BHP Billiton Limited)
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
Nil

Total number of securities over which options or other rights held at the date of this notice:
BHP Billiton Limited:
102,176
–maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP
36,490
–maximum number of Transitional GMC Awards (over ordinary shares of BHP Billiton Limited)
22,039
–maximum number of Deferred Shares (over ordinary shares of BHP Billiton Limited) under the GSTIP
52,000
–maximum number of Restricted Shares (over ordinary shares of BHP Billiton Limited) under the MAP
144
–maximum number of Matched Shares (ordinary shares of BHP Billiton Limited, held as 72 Limited ADRs) under Shareplus
66
–maximum number of Matched Shares (ordinary shares of BHP Billiton Limited) under Shareplus
________
212,915
–Total
Any additional information:
This notification is in respect of the award of Performance Shares under the LTIP, Deferred Shares under the GSTIP and Transitional GMC Awards.

Part 4 – Contact details
Name of authorised officers responsible for making this notification on behalf of the entities

Nicole Duncan
–BHP Billiton Limited
Geof Stapledon
–BHP Billiton Plc

Contact details:
Nicole Duncan
Tel: +61 3 9609 2917
Fax: +61 3 9611 1044
Geof Stapledon
Tel: +44 20 7802 4176
Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office:
171 Collins Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1BH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : December 20, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary